Gary R. Henrie
Attorney at Law
3518 N. 1450 W. Telephone:  801-310-1419
Pleasant Grove, UT  84062 E-mail:  grhlaw@hotmail.com

May 7, 2012

Via EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Washington, D.C. 20549-0404

Re:           Meganet Corporation
Amendment No. 5 to Form S-1
Filed April 25, 2012
File No. 333-176256

Dear Mr. Spirgel:

As outside counsel to Meganet Corporation (the “Company”), I have prepared this letter with management and the Company’s outside auditors in response to the staff’s comment letter dated May 4, 2012, regarding the Company’s registration statement on Form S-1.  Each comment is reproduced below in bold italics and followed by the Company’s response.

General

1.
Your website, www.meganet.com, has a hyperlink titled “IPO Progress” that takes visitors to your twitter page, http://twitter.com/#!/meganet.  We note that there are numerous tweets about the status of your initial public offering circulated, prior to, and after the filing of your registration statement.  Please tell us how these tweets were consistent with your obligations under the federal securities laws and rules relating to communications in connection with an offering of securities. In this regard, we note you tweeting intermittently about an impending registration statement filing from June 16, 2010 to June 27, 2011, and you filed this registration statement on August 12, 2011.  Please refer to additional tweets on August 11, August 25, and September 23, 2010 and March 23 and April 5, 2011.

Response:  Our understanding of the Federal Securities Laws in this area is consistent with the guidance given by the Securities and Exchange Commission on its website as follows:

The federal securities laws do not define the term "quiet period," which is also referred to as the "waiting period." However, a quiet period extends from the time a company files a registration statement with the SEC until SEC staff declare the registration statement "effective." During that period, the federal securities laws limit what information a company and related parties can release to the public.  (underline added)

It seems communication prior to the filing of the S-1 on August 12, 2011, would be permissible pursuant to that direction.

The SEC has also given guidance on communications that are permissible during a quiet period.  One such communication is a free writing prospectus.  While the concept of a free writing prospectus does not apply here, following that discussion, the SEC makes the following observation:

The exclusions from the definition of prospectus are expanded to allow a broader category of routine communications regarding issuers, offerings, and procedural matters, such as communications about the schedule for an offering or about account-opening procedures. (underline added)

From the inception of the company it has been the plan of the company to someday go public and this has been a topic of interest with its shareholders.  The purpose of the communications has been to keep the shareholders informed as to the schedule and the timing of events surrounding its going public.  It seems these communications  would also be permissible within the spirit of the direction being given.

2.
We note that several of your tweets contained information that was not consistent with information in your registration statement.  For example, we note a tweet on April 13, 2012 that says the SEC indicates Amendment No. 4 will be the final filing and a tweet on November 22, 2011 that says the SEC approves Amendment No. 2.  We further note a tweet on October 8, 2011 that says your market capitalization is $1 billion.  Please consider adding a risk factor discussing the ramifications of potentially inconsistent statements under the feral securities laws.

Response:  We note the inconsistencies pointed out by the staff and submit that there was no wrongful intent.  We have added a risk factor at page 11 as suggested by the staff.  Also we advise supplementally that Mr. Backal’s tweets about the timing of approval were in good faith based on feedback he was receiving from me and my perception of the work that was remaining.  It is my recollection that at one time we were approved or close to it and then the company decided to delay effectiveness in order to include the next quarter’s financial statements in the filing.  Therefore the tweet was accurate when given but then there was a change of plans which happens every day in business.  There was never an intent to deceive or be inaccurate.  Also, the comment about market cap was based upon Mr. Backal’s understanding of the term as used by Wall Street in upcoming IPO’s such as Facebook’s.  The commentators valued the IPO and then pronounced the Market Cap of the company based upon the projected price of the stock in the IPO times the company’s stock issue and outstanding.  This is why Mr. Backal multiplied $10 by 100,000,000 to get $1 billion.  However, we understand that we are not Facebook with their potential for a liquid market and we understand that such things should only be discussed by us in the registration statement.  We recite these facts here to demonstrate that there was no malicious intent on our part, not to suggest that we will continue to do the same.  We will strictly observe any and all quiet periods and as noted previously we have added the requested risk factor.

3.
We also note you have provided intermittent Investor Updates to your investors.  For instance, your tweets on December 20 and April 8, 2010 and January 14, 2011 disclose that the Investor Update has details on the IPO progress.  Please supplementally provide us with these updates and advise us who prepared the updates (including whether they were prepared or reviewed by counsel or auditors), who disseminated the updates, and how they were disseminated.

Response:  There were two shareholder updates which are dated April 8, 2010 and January 14, 2011, copies of which are attached to this letter.  Both were sent via the public mail system prior to the filing of the S-1 exclusively to existing shareholders of the Company.  The updates were prepared and sent by Meganet’s CEO, Saul Backal.  They were not reviewed by counsel or auditors.  Having said this, the update dated April 8, 2010 does contain a memorandum prepared by myself, securities counsel to the company, that discuss the Company going public and the process for doing so.  Also, we advise supplementally that tweets dated December 20, 2010 and January 14, 2011 both had reference to the letter that was sent on January 14, 2011.  That is why there are two letters rather than three, even though there were three applicable tweets.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie
Outside Counsel to the Company

Meganet Corporation
2510 E Sunset Rd Unit 5-777
Las Vegas, NV 89120
Tel: 702-987-0087
Fax: 702-987-0088
www.meganet.com

                                                                                                                      April 08, 2010
Going Public Update and Annual Meeting Summary:

NON-DISCLOSURE AGREEMENT:
This update includes many MAJOR and CONFIDENTIAL events. Due to many requests by shareholders to have more detailed information, we are releasing highly confidential information. ALL THE INFORMATION IN THIS UPDATE IS DEEMED CONFIDENTIAL. IT IS FOR INVESTOR UPDATE PURPOSES ONLY. THIS INFORMATION CANNOT BE SHARED WITH ANYONE OTHER THAN OTHER EXISTING MEGANET SHAREHOLDERS, NOR CAN IT BE ACTED UPON OR DISCLOSED TO ANY OTHER PARTY. DOING SO BEARS LEGAL LIABILITY. IF YOU DO NOT ACCEPT THE TERMS OF THIS NON-DISCLOSURE AGREEMENT, PLEASE CEASE READING IT AND DESTROY THIS DOCUMENT IMMEDIATELY.

FORWARD LOOKING STATEMENTS !
Please keep in mind – All investor updates include forward looking statements. While it is our intention to go public, it is not a sure thing until it is done, and there is no guaranty we will succeed in the time frame we set or succeed at all. The ultimate decision lay with the SEC. Many factors beyond our control can change the favorable market conditions such as the economy, the stock market, and hopefully never again another terror attack.

THIS DOCUMENT DOES NOT CONSTITUTE LEGAL ADVICE NOR DOES IT REFLECT ANY SECURITIES LAW OR HAS BEEN AUDITED FOR ACCURACY AND COMPLIANCE !!!

DO NOT RELY ON THIS INFORMATION TO MAKE ANY INVESTMENT DECISIONS NOR CONSIDER IT COMPLIANT WITH ANY SECURITIS LAW !!!

Annual Meeting:
The Annual Meeting took place on Sunday, March 28nd, 2010 , at 1:00pm at The Venetian Resort Hotel and Casino Las Vegas. Mr. Saul Backal gave a complete overview of Meganet’s product lines, business approach, future developments and sales.

Mr. Gary Henrie was on stage for an extended amount of time and gave a complete overview of the going public process. A complete 2 pages summary is attached written by Gary Henrie to explain in details what you can expect from the upcoming going public. Please see the next 2 pages.

MEMORANDUM
To:           Shareholders of Meganet
From:           Gary R. Henrie
Re:           Going Public
_______________________________________________________________________

You have received this memorandum because you are a shareholder of Meganet (“Meganet” or the “Company”).  Its purpose is to advise you of certain processes that are currently going forward with regard to taking Meganet public.  I am an attorney and have been retained to provide legal services to Meganet for the purpose of having the common stock of Meganet begin trading on the OTC Electronic Bulletin Board.

The object in taking a company public is to provide a market for the company’s stock.  Once a market is established, shareholders of the company can sell their shares if they so desire, thereby making their investment in the company liquid.  Also, it is the object of any company to have its share price increase over time giving investors in the company a return on their investment.

Reporting with the SEC

Going public is a two step process.  First, the company must become a reporting company with the United States Securities and Exchange Commission (“SEC”).  This can be done in a couple of ways.  In the case of Meganet, it must be done by filing a Form S-1 with the SEC and by responding to comments about the S-1 received from the SEC and by making necessary amendments until the Form is declared effective.  This process normally takes about six months but it can be longer or shorter.

An S-1 is a registration statement that has the effect of registering some of the stock of the company.  We plan on registering about 10% of the issued and outstanding stock of Meganet.  This is a reasonable amount that the SEC will look favorably upon and will be sufficient to start a trading market in Meganet shares.

In the case of Meganet, the S-1 will be about a 50 page document with an additional two or three hundred pages in attachments.  The document will discuss the Company, its business, the back ground of its officers and directors, and discuss the risks as well as the benefits of investing in the Company.  The S-1 will also include audited financial statements of the Company’s assets, liabilities and of the Company’s business operations.

Once the S-1 has been declared effective by the SEC, Meganet will be subject to the reporting requirements of the SEC.  Its reports will be filed and appear on the website of the SEC.  These reports will include an annual report containing audited financial statements for the last fiscal year as well as a balance sheet as of the last day of the fiscal year.  This annual report is called a Form 10-K.  The Company will also file a Form 10-Q each quarter.  The 10-Q gives quarterly financial and other information, though the financial information is not audited.

The Company will also be obligated to file current reports on Form 8-K.  A Form 8-K is required when certain events take place within the Company.  For example, if the Company has a change with respect to any of its officers or directors, makes a significant acquisition, changes its auditors, issues unregistered stock, or has any of a number of other changes listed in the SEC regulations, the Company will have four days from the occurrence of the event to file a Form 8-K disclosing the event.  Filing these various reports will result in the public always being able to find current financial and other information about Meganet over the Internet at the SEC’s website upon which it can base a decision of whether to invest in the Company by purchasing stock in the open market.

Applying to FINRA

The second step in taking Meganet public is to obtain a trading symbol for the Company’s stock and obtaining approval to be listed on the OTC Electronic Bulletin Board.  This is done by causing an application on Form 211 to be prepared and filed with FINRA.  FINRA is an acronym for the Financial Industry Regulatory Authority, Inc., a private corporation that oversees financial trading regulation in the United States.  The Application on Form 211 must be submitted to FINRA by a broker dealer who is a member of FINRA and who agrees to act as a market maker for Meganet stock once Meganet receives a trading symbol.  Accordingly, Meganet will need to locate a broker dealer that will take on this role and responsibility for Meganet.  We will begin to look for a broker dealer for this purpose once our initial filing of the Form S-1 is complete with the SEC and the S-1 review process has begun.

Typically, the Form 211 review process with FINRA takes about six to eight weeks after the S-1 has been declared effective by the SEC.  Once FINRA has completed its review and issued a trading symbol for the Company’s common stock, the market maker will begin to trade the common stock of the Company.  The price at which the stock will begin to trade will depend upon several factors.  It will depend upon the financial strength of the Company, its business revenues, the total numbers of shares of stock issued and outstanding and the total number of shares that are subject to being traded in the market.

It is obviously in the best interest of the shareholders of Meganet for the stock to trade at the highest price possible.  However, for this to happen, the shareholders have to cooperate with the market maker in making conditions right for a strong and sustained market over a long period of time.  For example, if as soon as a market is opened, everyone wants to sell all of their shares, it will have the effect of flooding the market and driving the price of the stock down.  Because of this, a market maker might request that all shareholders agree not to sell more than 10% of their holdings during the first twelve months of trading.  The Company will be in contact with the shareholders when a trading symbol has been issued and pricing negotiations are taking place with the market maker.

Conclusion

The Company at the present time is aggressively taking the steps necessary to go public as outlined above.  Audited financial statements are currently being prepared for inclusion in the S-1 and the body of the S-1 is being prepared as well, together with the attachments to the S-1.  The Company is excited about this next step in the development of the Company and the benefits it will give to its shareholders.
As exciting as this process is, it must be noted that the Company cannot achieve its goals in the area of going public alone.  The reviewing members of the staff at the SEC assigned to our S-1 are the ones that eventually make the decision to declare the S-1 effective.  The Company can do everything in its power to bring about this result, but in the final analysis, it is the decision and authority of the SEC that grants us the privilege of having an effective S-1.  Second, the Company cannot submit its own application on Form 211 to FINRA but the Company must have the help and support of a FINRA member broker dealer to achieve this.  And once we have a trading symbol, we must have the help and support of our shareholders and our market maker to make the market strong and sustained over the long term.

Gary R. Henrie, Attorney at Law

Mr. Henrie has been practicing law since 1987.  He initially worked for large law firms in Salt Lake City, Utah and later for a boutique securities firm in Las Vegas, Nevada.  He has been a sole practitioner since 2003.  His practice focus has been in the areas of securities, corporate structuring, taxation, and mergers and acquisitions.  He has done extensive compliance work in connection with clients interfacing with the rules and regulations of the Securities and Exchange Commission and state securities regulatory agencies.  Mr. Henrie has written various manuals published by the National Business Institute (“NBI”) on topics including Corporate Law and Taxation and has lectured widely on those topics for NBI.  He served as an adjunct professor of law in the Masters of Taxation program for the Washington School of Law in Salt Lake City, Utah.  For the 1993 to 1994 bar year he served as president of the Business Law Section of the Utah State Bar.  Mr. Henrie has done the legal work for the purpose to taking approximately 30 companies public.  Mr. Henrie holds a bachelor’s degree from Utah State University and graduated Magna Cum Laude with a Juris Doctorate degree from Brigham Young University.  Prior to attending law school, Mr. Henrie worked in the banking industry for seven years.  At the time he left banking to enter law school he was a Second Vice President with Chase Manhattan Corporation.  Mr. Henrie is licensed to practice law in the states of Nevada and Utah and maintains an active practice before the Securities and Exchange Commission.

Meganet Corporation
2510 E Sunset Rd Unit 5-777
Las Vegas, NV 89120
Tel: 702-987-0087
Email: sales@meganet.com
Website: www.meganet.com
                                                                                                                January 14, 2011

Going Public Roadmap Timeline and Annual Meeting Invitation:
NON-DISCLOSURE AGREEMENT:
This update includes many MAJOR and CONFIDENTIAL events. Due to many requests by shareholders to have more detailed information, we are releasing highly confidential information. ALL THE INFORMATION IN THIS UPDATE IS DEEMED CONFIDENTIAL. IT IS FOR INVESTOR UPDATE PURPOSES ONLY. THIS INFORMATION CANNOT BE SHARED WITH ANYONE OTHER THAN OTHER EXISTING MEGANET SHAREHOLDERS, NOR CAN IT BE ACTED UPON OR DISCLOSED TO ANY OTHER PARTY. DOING SO BEARS LEGAL LIABILITY. IF YOU DO NOT ACCEPT THE TERMS OF THIS NON-DISCLOSURE AGREEMENT, PLEASE CEASE READING IT AND DESTROY THIS DOCUMENT IMMEDIATELY.

FORWARD LOOKING STATEMENTS !
Please keep in mind – All investor updates include forward looking statements. While it is our intention to go public, it is not a sure thing until it is done, and there is no guaranty we will succeed in the time frame we set or succeed at all. The ultimate decision lay with the SEC. Many factors beyond our control can change the favorable market conditions such as the economy, the stock market, and hopefully never again another terror attack.

THIS DOCUMENT DOES NOT CONSTITUTE LEGAL ADVICE NOR DOES IT REFLECT ANY SECURITIES LAW OR HAS BEEN AUDITED FOR ACCURACY AND COMPLIANCE !!!

DO NOT RELY ON THIS INFORMATION TO MAKE ANY INVESTMENT DECISIONS NOR CONSIDER IT COMPLIANT WITH ANY SECURITIS LAW !!!

Going Public Roadmap Timeline:

It has been a very hectic 9 months working on auditing Meganet Accounting. While the original auditor we had, Mr. Steven Corso, was very enthusiastic about the audited accounting timeline and handing it over to Gary Henrie to file the S-1 with the SEC, in reality he has been repeatedly behind the deadline and all of his forecasted dates never materialized. Further, we found out he never really was working on any audited accounting but just compiling our accounting. Further, his claim that he can legally do our accounting AND also audit it turned up to be misleading and against SEC regulations. After 9 months of repeatedly failing to deliver the audited accounting on time, we have realized that he had mislead us and we decided we needed to start over again from scratch with separate accountant and separate auditor as required by SEC regulations. We have replaced Steven Corso with the accountant firm of Dejoya & Associates and chose for our auditor one of the best known and highly recognized firms in the business, HJ & ASSOCIATES, LLC based in Salt Lake City, Utah. More information about the firm can be found on their website: http://www.hjcpafirm.com/ . However, please do NOT contact them directly as they are not authorized to disclose any information due to attorney client privileges. Please direct all questions to Meganet Corporation at the address, phone or email address above.

Based on the input we got from HJ & Associates , here is the estimated going public Timeline:

•           March 31, 2011 – end of physical year. We submit our accounting to the accountants.
•           June 30, 2011 – approx. time of accountants completing compiling of accounting
•           August 30, 2011 – approx. time of auditor completing audit of financials
•           September 30, 2011 – approx. time our securities attorney finish preparing the S1
•           October 15, 2011 – approx. S1 filing date
•           Expecting an average 6 rounds of comments & amendments to take up to 9 months
•           When and IF the SEC accepts the final S-1 revision, the next step starts.
•           There are 3 more steps needed to go public, all 3 can happen concurrently within 90-120 days:
•           Meganet will engage the services of a transfer agent.
•           Meganet will engage the services of a stock broker to obtain a trading symbol on the OTC
•           Meganet will obtain a listing of its securities in a corporate manual

After these items have been taken care of, it will be time to determine when the stock should begin to
Trade given market conditions etc.

This timeline puts us going public around end of December 2012

BUT !!!

All those figures are based on past experience of our accountants, auditors & securities attorney.

EACH COMPANY is different and Meganet is a new case !!!

It can be fewer than 6 comments by SEC or MORE than 6 comments !!!
The comments / amendments can take much LESS than 9 months or much MORE !!!
The accounting compilation can take LESS than 3 months or MUCH longer !!!
The auditing can take LESS than 2 months or much LONGER than 2 months !!!
Transfer agent, stock symbol listing of securities is ONLY APPROXIMATED !!!

So the process can finish by end of 2012, earlier or much later into 2013 if the process get complicated by excessive comments / extended auditing or extended accounting compiling.

Please keep in mind those are all approximate but unless something out of the ordinary happen this timeline should be pretty accurate.

Shall there be any significant changes we’ll notify you.

Annual Meeting:

The Annual Meeting will be held on Sunday, May 15, 2011, at 1:00pm. You MUST RSVP by March 1st, 2011. ONLY Shareholders that converted to the Nevada Corporation are invited. NO VISITORS, No Spouses, No Friends or any other 3rd parties. This is a personal invitation for 1 person only. There will be no exceptions – anyone not invited or that did not RSVP will not be granted entrance permission.  Due to the large number of shareholders and space constrains we will not be able to accommodate you unless you RSVP.

The meeting will be held at:

The Venetian Resort Hotel and Casino Las Vegas
3355 Las Vegas Blvd South
Las Vegas, NV 89109
Tel: 702-414-1000
MEETING AND FUNCTION SPACE/ “CONGRESS CENTER”
Rooms 706, 707, 806, 807 (4 Rooms Joined Together)

YOU MUST RSVP using the form on the next page and MAIL it to the address on top.

Meganet Corporation Annual Shareholders Meeting RSVP

Name: _____________________________________

Address:____________________________________

City: ____________________ State: ___ Zip: ______

Phone: (______) _______-___________

Stock Certificate Number: ___________

Please MAIL this form to:

Meganet Corporation
2510 E Sunset Rd Unit 5-777
Las Vegas, NV 89120

Mailing deadline is March 1st , 2011, no exceptions !!!